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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        We compute our ratio of earnings to combined fixed charges and preferred distributions by dividing our earnings by the sum of our fixed charges and preferred distributions. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges. Earnings consist of net income before interest expense and noncontrolling interests that have fixed charges.

				Period from June 23, 2011 to December 31, 2011
	Year Ended December 31,
(Amounts in thousands)	2014	2013 (1)	2012
Earnings
Loss from continued operations	$(33,092)	$(20,074)	$(10,236)	$(42)
Fixed charges	70,605	26,239	—	—
Less: capitalized interest	(13,196)	(9,646)	—	—
Less: gain on remeasurement of equity method investment	—	(10,945)	—	—
Remeasurement of Series E units	5,119	2,057	—	—
Remeasurement of Preferred shares	6,158	1,810	—	—

Total earnings	$35,594	$(10,559)	$(10,236)	$(42)

Fixed charges
Interest expense	$19,881	$370	$—	$—
Capitalized interest	13,196	9,646	—	—
Preferred distributions (2)	37,528	16,223	—	—

Total fixed charges	$70,605	$26,239	$—	$—

Deficiency	$(35,011)	$(36,798)	$(10,236)	$(42)

Ratio of earnings to fixed charges	0.50	N/A	N/A	N/A

(1)
Excludes discontinued operations.
(2)
Includes distributions of $6.3 million on Series A preferred shares, $5.7 million on Series B preferred shares, $6.9 million on Series C preferred shares and $18.6 million on Series C convertible units for the year ended December 31, 2014. Includes distributions of $1.2 million on Series A preferred shares, $14.9 million on Series C convertible units and $0.2 million on 3.5% convertible perpetual preferred units for the year ended December 31, 2013.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES